

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 2, 2010

Via U.S. mail and facsimile

Mr. Craig Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL   60015

> **RE: Form 10-K for the fiscal year ended December 31, 2009**
> **Form 8-K filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 8, 2010**
> **File No. 001-09076**

Dear Mr. Omtvedt:

　　　We have reviewed your response letter dated May 20, 2010 and have the following additional comment. If you disagree with the comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Compensation Discussion and Analysis, page 22

Summary Compensation Table, page 33

1. We note your response to comment 12 in our letter dated May 6, 2010. However, it continues to appear that some or all of the $2 million award that you granted to Mr. Carbonari in July 2009 should be included in the 2009 line of your summary compensation table. In this regard, we note that the only identified performance goal connected to the award appears to be the six-month goal of $.75 EPS in the July to December 2009 period, which was achieved, suggesting that the entire cash and stock

portions of the award should be reflected as 2009 compensation in the table. Even where additional performance criteria remain, disclosure should be included in the table. With respect to stock awards, this disclosure should be based on the probable outcome of the performance conditions. Cash awards should be reported with respect to the fiscal year during which the measure is satisfied, including for a single year in a plan with multi-year performance measures, even if not payable until a later date. Please see instruction 3 to Item 402(c)(2)(v) and Instructions 1 and 2 to Item 402(c)(2)(vii) to Regulation S-K.

* * * *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief